MATERIAL CHANGE REPORT

Section 75 of the Securities Act (Ontario)
Section 85 of the Securities Act (British Columbia)
Section 118 of the Securities Act (Alberta)
Section 84 of The Securities Act, 1988 (Saskatchewan)
Section 73 of the Securities Act (Québec)
Section 81 of the Securities Act (Nova Scotia)
Section 76 of The Securities Act, 1990 (Newfoundland and Labrador)

ITEM 1:	REPORTING ISSUER
Russel Metals Inc. Suite 200, 1900 Minnesota Court Mississauga, ON L5N 3C9

ITEM 2:	DATE OF MATERIAL CHANGES
January 23, 2004.

ITEM 3:	PRESS RELEASE
A press release was issued on January 23, 2004 by Russel Metals Inc. ("Russel") in Toronto, Ontario.

ITEM 4:	SUMMARY OF MATERIAL CHANGES

On January 23, 2004, Russel announced that it intends to sell, on a private placement basis, in the United States and in certain Canadian provinces, up to US$175 million aggregate principal amount of senior notes (the "Senior Notes") with a proposed maturity date of 2014.  Russel intends to use the proceeds from the issue of Senior Notes to:

(a) repurchase its 7.5% Class II preferred shares, Series C;
(b) repurchase its 8% subordinated debentures due June 15, 2006; and
(c) pay the cash consideration under the Tender Offer, as described below.

On January 23, 2004, Russel and RMI USA LLC ("RMI"), a wholly-owned Russel subsidiary, announced that they have commenced an offer (the "Tender Offer") to purchase for cash consideration of US$1,052.50 per Unit for all their outstanding Units, each Unit consisting of US$600 principal amount of 10% Senior Notes of Russel due 2009 and US$400 principal amount of 10% Senior Notes of RMI due 2009 (together, the "Notes").  The cash consideration will also include the accrued and unpaid interest to, but not including, the settlement date.  Holders of the Notes who tender their Notes and deliver their consent to amending the indenture under which the Notes were issued (the "Indenture") prior to February 5, 2004 at 5:00 p.m. (New York time) will qualify for an additional payment of US$20.00 per Unit, subject to successful completion of the Tender Offer.  The Tender Offer will expire on February 20, 2004 at 12:00 a.m. (New York time).

The Tender Offer is conditional upon the occurrence of all of the following events:
(a) a sufficient number of holders of the Notes consenting to the proposed amendments to the Indenture;
(b) successful amendment of the Indenture and execution of a supplemental indenture; and
(c) successful completion of the offering of Senior Notes.

The purpose of the Tender Offer is to acquire Units, eliminate the associated interest expense and obtain consents from the holders of the Notes to the adoption of the amendments to the Indenture, in order that Russel may refinance its existing indebtedness on more favourable terms.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGES

On January 23, 2004, Russel and RMI USA LLC ("RMI"), a wholly-owned Russel subsidiary, announced that they have commenced an offer (the "Tender Offer") to purchase for cash all of their outstanding Units, each Unit consisting of US$600 principal amount of 10% Senior Notes of Russel due 2009 and US$400 principal amount of 10% Senior Notes of RMI due 2009 (together, the "Notes"). The Notes comprising a Unit are not separable and are transferable only as a Unit.  The aggregate principal amount of Notes outstanding is US$115,600,000.  The Tender Offer is conditional upon, among other things, Russel and RMI soliciting consents (the "Consents") from the holders of the Notes sufficient to approve amendments to the indenture among Russel, RMI and U.S. Bank Trust National Association, as trustee, under which the Notes were issued, which will eliminate substantially all of the covenants and certain events of default.  Successful solicitation of Consents will result in the execution of a supplemental indenture.

The Tender Offer will expire on February 20, 2004 at 12:00 a.m. (New York time), unless extended or earlier terminated by Russel or RMI.  Holders that tender their Units prior to the expiration of the Tender Offer will receive US$1,052.50 per Unit, plus accrued and unpaid interest to, but not including, the settlement date.  Holders tendering to the Tender Offer and delivering their Consents prior to 5:00 p.m. (New York City time) on February 5, 2004 will qualify for an additional payment of US$20.00 per Unit tendered, if a sufficient number of Units are tendered prior to the expiration of the offer.

Russel and RMI intend to redeem all Units not tendered and accepted for payment on or shortly after June 1, 2004, at a redemption price of $1,050.00 per Unit, plus accrued and unpaid interest to, but not including, the redemption date.  The purpose of the Tender Offer is to acquire Units, eliminate the associated interest expense and obtain Consents from the holders of the Notes to the adoption of the amendments to the Indenture.  Russel and RMI believe that the Tender Offer will enable Russel to refinance its existing indebtedness and to extend the maturities of its outstanding debt.

Russel also announced that it intends to sell, on a private placement basis, in the United States pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and in certain Canadian provinces, up to US$175 million aggregate principal amount of senior notes with a proposed maturity date of 2014 (the "Senior Notes"). Russel intends to use part of the proceeds of the offering of the Senior Notes to pay the consideration under the Tender Offer and solicitation of Consents.  Russel also intends to use the proceeds from the issue of Senior Notes to repurchase its 7.5% Class II preferred shares, Series C and its 8% subordinated debentures due June 15, 2006.  The Tender Offer is conditional on the completion of the offering of the Senior Notes.

ITEM 6:	RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS
Not applicable.

ITEM 7:	OMITTED INFORMATION
Not applicable.

ITEM 8:	SENIOR OFFICER
For further information, please contact Brian R. Hedges, Executive Vice President and Chief Financial Officer of Russel at (905) 819-7401.

ITEM 9:	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 27th day of January, 2004.

By: (Signed) Brian R. Hedges Brian R. Hedges, C.A. Executive Vice President and Chief Financial Officer Russel Metals Inc.